30 Shelter Rock Road    Danbury, CT 06810      Tel: (203) 797-2699   Fax:(203) 797-2697

TO:	Ms. Peggy Fisher, Assistant Director, Securities and Exchange Commission

FROM:	Mr. Martin G. Klein, CEO

DATE:	February 17, 2005

RE:	Electro Energy Inc. Form SB-2 File No. 333-121026 Filed December 6, 2004

          Please find below responses keyed to the comments in your correspondence dated January 5, 2004. All page references provided herein are to the pages of the marked revised registration statement and financial statements, provided herewith.

Fee Table

1.	In footnotes 3 and 6 to the table you have registered under Rule 416 "an indeterminate number" of common shares that may become issuable pursuant to anti-dilution provisions of the Series A Convertible Preferred Stock and warrants. A price protection provision, such as found in the Series A stock, does not qualify for Rule 416 treatment which applies only to stock splits, stock dividends and similar transactions. Please revise to make a good faith estimate of the number of shares you believe may be so issued, and register that quantity. If in the future that amount should prove insufficient, you will need to file another registration statement.

Response: We have revised the fee table to eliminate original footnotes 3 and 6 and place a general footnote (now footnote 1) in the table indicating that the registration statement shall cover additional shares of common stock issuable due to stock dividend, stock split, recapitalization or other similar transactions effected without the receipt of consideration that results in an increase in the number of the outstanding shares of common stock.

Securities and Exchange Commission	February 17, 2005

Prospectus Summary – Page 1

Electro Energy, Inc.

2.	Explain briefly how your bipolar nickel-metal hydride technology differs from conventional nickel-metal hydride battery technology. Briefly explain why there is currently no commercial market for your products and what steps you are taking to overcome barriers to entry.

Response: The appropriate clarifications have been made in the second and third paragraphs on page 1.

3.	You are encouraged to provide the company's website address. See Reg. S-B Item 101(c)(3).

Response: The company’s website address has been added on page 3 under the heading “Corporate Information.”

The Offering – Page 2

4.	Revise the second paragraph to clarify the number of shares outstanding that are being offered by this prospectus. Also disclose the number of shares in this offering that is not included in the total outstanding amount.

Response: The requested revisions to the second paragraph of the section entitled “The Offering” on page 2 have been made.

Risks Relating to our Company – Page 3

5.	Expand the second risk factor to also discuss your dependence upon Eagle Picher as a principal customer. We note you derived approximately 52% of your revenues for the nine months ended September 30, 2004, pursuant to the supply agreement with this party.

Response: The requested expansion of the second risk factor under “Risks Relating to Our Company” on page 3 has been added.

6.	Revise the third risk factor to concisely summarize the nature of the risk. Different risks combined under this caption should be disclosed and discussed under separate captions.

Response: The third risk factor under “Risks Relating to Our Company,” which begins on page 3, has been revised to help more concisely summarize the nature of the risk. Additionally, the risk that there is currently no commercial market for the company’s products and the uncertainty of whether such a market will develop has been separated from the third risk factor and placed in and discussed under a separate caption (see page 4).

Securities and Exchange Commission	February 17, 2005

Management’s Discussion and Analysis – Page 9

7.	Please provide a discussion of the MEP transaction and its impact on your financial statements. You also should discuss why you acquired that entity, and present some discussion of its historical operations and your plans for that business. If you expect that MEP's historical operations and revenues will not be indicative of its post acquisition operations and revenues, please expand to describe and to describe the bases for your expectations. Also make more detailed disclosure about the nature and terms of the supply agreement. The existing disclosure about that arrangement is not sufficiently detailed.

Response: In accordance with our response to Comment 66, due to unanticipated delay beyond the control of the company, the company is currently completing the audit of the acquired business in the MEP transaction and, accordingly, the audited financial statements for the acquired business are not yet available. Thus, the company is currently unable to provide the discussion/disclosure requested by this Comment. The company intends to file a pre-effective amendment to the registration statement to add the audited financial statements of the acquired business when they are available and to address the pertinent portions of this Comment. The company anticipates that the audited financial statements will be available on or before March 15, 2005.

8.	We see that you incur both product and administrative costs with related parties. Please expand MD&A to present discussion of the nature and extent of related party transactions and arrangements. Make reasonably specific disclosure about the products and services you obtain from related parties and identify the parties involved. If not apparent, make disclosure about the business purpose of the arrangements. Also make disclosure about any continuing commitments to transact with related parties.

Response: “MD&A, Three and Nine Months Ended September 30, 2004 and 2003” has been expanded to present a discussion of the nature and extent of related third party transactions and arrangements under the heading “Related Parties” beginning on page 16.

Results of Operations – Pages 9, 12

9.	Please expand to provide more detailed and specific discussions of the underlying government contracts responsible for the services revenue. At a minimum for each significant arrangement, provide some discussion of the significant terms and provisions, performance periods and conditions, revenues recognized and deliverables. Also address any contingencies related to that revenue. For instance, does the government have audit rights? Are there any circumstances where the government may request a refund or reduction of amounts previously paid? A tabular presentation may be helpful in conveying some of this information. Apply for each annual and interim period presented.

Response: “MD&A, Results of Operations” has been expanded to provide more detailed and specific discussion of government contracts for both the “Three and Nine Months Ended September 30, 2004 and 2003” (beginning on page 11) and the “Year Ended December 31, 2003 Compared to Year Ended December 31, 2002” (beginning on page 17).

Securities and Exchange Commission	February 17, 2005

10.	Under gross profit, please expand to separately disclose gross profit margin (that is, as a percentage of revenues) for services and products. Describe reasons for changes in these important ratios from period to period. Apply for each annual and interim period presented.

Response: “MD&A, Results of Operations, Gross Profit” has been expanded to separately disclose the information requested for both the “Three and Nine Months Ended September 30, 2004 and 2003” (on page 12) and the “Year Ended December 31, 2003 Compared to Year Ended December 31, 2002” (on page 18).

11.	As a related matter, please also make disclosure about the components of costs of revenues for both products and services. Describe how you identify those costs, including a description of the nature and extent of estimates and judgmental allocations, if any.

Response: “MD&A, Results of Operations, Gross Profit” has been revised to make the requested disclosure for both the “Three and Nine Months Ended September 30, 2004 and 2003” (on page 12) and the “Year Ended December 31, 2003 Compared to Year Ended December 31, 2002” (on page 18).

12.	Under SG&A please disclose why you incurred increased legal, accounting and investor relations expenses in 2004. Please also make disclosure about the extent of new hires in 2004, including more detail about their related functions. In general, MD&A should identify, quantify and explain reasons for significant changes in financial statement items. As an example, disclosure that you incurred increased legal fees is not complete without explanation of the underlying reasons for increased costs. Apply the general guidance throughout MD&A for all periods.

Response: “MD&A, Three and Nine Months Ended September 30, 2004 and 2003, Results of Operations, General and Administrative Expenses” has been revised at page 13 to make the requested disclosure.

13.	With respect to 2003 versus 2002 you attribute the increase in SG&A, in part, to legal and accounting expenses related to the MEP transaction. Please quantify the amounts involved. In a supplemental narrative, tell us why these costs are not acquisition costs under FAS 141. Please also make disclosure clarifying the difference between these costs and those included in purchase accounting.

Response: “MD&A, Results of Operations, General and Administrative Expenses” has been revised at page 18.

Supplemental narrative: Legal expenses of $158,903 associated with the acquisition were properly recorded as acquisition costs under FAS 141 and were allocated among the assets acquired in accordance with paragraph 24 of FAS 141.

Securities and Exchange Commission	February 17, 2005

14.	Please present a separate discussion of R&D expenses, explaining why you had none in 2003 and the nature and types you incurred in 2002 and 2004.

Response: Separate discussion of R&D expenses has been added to “MD&A” at “Three and Nine Months Ended September 30, 2004 and 2003” (beginning on page 13) and at “Year Ended December 31, 2003 Compared to Year Ended December 31, 2002” (page 18) under the headings “Research and Development Expenses.”

15.	With respect to the employee stock compensation recorded and deferred for the grants in 2004, tell us why none of that cost has been allocated to cost of revenues. Support that allocation solely to SG&A is appropriate.

Response: Employee stock compensation was recorded for stock options granted in 2004. The cost was recorded solely to SG&A. The options were granted to employees working in a general and administrative capacity and employees of Mobile Energy Products, Inc., a 100% wholly owned subsidiary of the company on January 1, 2004 and June 7, 2004. The company determined the expense to be directly effectuated by its reverse merger. The company calculated the expense in accordance with FAS 123 “Accounting for Stock Based Compensation.” The company’s policy is to grant stock options with an exercise price equal to or greater than the market value for the underlying common stock on the date of grant. The amount calculated is a one time cost and is not allowable or recoverable under our research and development contracts. As a result, the company has not allocated any portion to its research and development operating activities.

16.	With respect to the beneficial conversion feature for the private placement, please expand to describe or to refer to a description of how this very material amount was measured.

Response: “MD&A, Three and Nine Months Ended September 30, 2004 and 2003, Results of Operations” has been expanded under “Net Loss Attributable to Common Stockholders,” starting at page 14, to describe how the beneficial conversion feature of the private placement was measured.

17.	It appears that you refer to your "services" and "products" revenues (as shown in your financial statements) are referred to as "base business" and "MEP" in this discussion. Please revise to clarify the terminology.

Response: “MD&A, Three and Nine Months Ended September 30, 2004 and 2003, Results of Operations” has been revised under “Net Revenue,” on page 11, to clarify the referenced terminology.

18.	Please discuss the results of each of your services and products segments separately.

Response: Discussion of the results of each of our services and products segments has been added under “Net Revenue” of “MD&A, Three and Nine Months Ended September 30, 2004 and 2003, Results of Operations” at page 11.

Securities and Exchange Commission	February 17, 2005

Financial Condition – Liquidity and Capital Resources – Page 11

19.	We see you have discussed your financing activities. Please expand to also discuss cash flows from operating activities and from investing activities. The discussion of cash flows from operations should focus on the primary drivers of that cash flow, such as cash receipts from revenues and cash outflows for purchases and operating expenses. Also discuss your investments in acquisitions and in plant and equipment. For guidance, please see Release No. 33-8350 - Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Response: “MD&A, Three and Nine Months Ended September 30, 2004 and 2003, Financial Condition” has been revised under “Liquidity and Capital Resources,” on page 16 to expand to discuss cash flows from operating activities and from investing activities.

20.	With respect to the previous comment, please note that the form of the cash flow statement should not limit the substance of the discussion of cash flows from operations. In that light, discussions driven by the indirect method cash flow statement often provide insufficient analysis.

Response: Please refer to response to Comment 19.

21.	Please discuss any obligations under your government contracts and grants, such as required expenditures or limitations on types and amounts. Clarify whether you have any obligation to return unspent funds. Clarify whether you have any obligations for royalties in addition to CII.

Response: “MD&A, Three and Nine Months Ended September 30, 2004 and 2003, Financial Condition” has been revised under “Liquidity and Capital Resources,” on page 15 to discuss obligations under government contracts.

22.	You disclose that you plan to make significant investments in capital equipment. Please disclose what you plan to spend on capital acquisitions in 2005.

Response: “MD&A, Three and Nine Months Ended September 30, 2004 and 2003, Financial Condition” has been revised under “Liquidity and Capital Resources,” on page 16 to add requested disclosure.

23.	Please revise to discuss the company's cash flow from operations by appropriate operating periods. For example, we note net cash (used) in 9 months ended 9/30/04 of $(1,061,819).

Response: Please refer to response to Comment 19.

Securities and Exchange Commission	February 17, 2005

Critical Accounting Policies and Estimates

24.	Please present a discussion of critical accounting policies. Please note that this disclosure should address the nature and extent of complex judgments and estimates inherent to your accounting practices, including discussion about how you arrive at the related amounts presented in the financial statements. You should also address the susceptibility of those estimates to revision. The disclosure should not be a recitation of your basic accounting policies. For guidance refer to FR-60 and FR-72.

Response: A discussion of the company’s critical accounting policies has been presented under the heading “Application of Critical Accounting Policies” in the MD&A, starting on page 19.

Change in and Disagreements with Accountants on Accounting and Financial Disclosures – Page 42

25.	Please present the complete disclosures required by Item 304 of Regulation S-B.

Response: Although pursuant to Instruction 1 of Item 304 the disclosure required by Item 304 of Regulation S-B need not be provided as the disclosure has been previously reported by the company on its Form 8-K filed on June 18, 2004, the company has added a paragraph under “Change in and Disagreements with Accountants on Accounting and Financial Disclosures” at page 55 to indicate that there has been no disagreements with or other changes in accountants during the relevant period.

Our Business Following the Merger – Page 14

26.	Throughout the business discussion, limit the use of acronyms, for example, "EV," "HEV," "PNGV," and "SLI," or define them when you believe it is necessary to use them.

Response: The business discussion has been revised accordingly throughout.

27.	Please revise this section to provide a more balanced presentation of the opportunities versus competitive, technical, marketing, patent protection and other risks associated with your potential market, as described in your own risk factors section.

Response: A summary of the applicable risks associated with the company’s potential market has been added to “Description of Business, Our Business Following the Merger” under the heading “Risks” starting at page 40.

28.	Please revise to discuss whether you have developed manufacturing processes and equipment necessary to produce your products in commercial quantities. Are these patent protected? Can you license the processes and equipment?

Response: The “Overview” section of “Our Business Following the Merger” has been revised to add the discussion referenced above - see “Description of Business, Our Business Following the Merger, Overview” page 22.

Securities and Exchange Commission	February 17, 2005

29.	Please revise to discuss the business reasons for acquiring MEP. It is not clear whether MEP has customers other than Eagle Picher. How are you now using the leased facility and equipment?

Response: The “Overview” section of “Our Business Following the Merger” has been revised to address the above comments - see “Description of Business, Our Business Following the Merger, Overview” pages 21-22.

30.	Discuss the material terms of the Eagle Picher supply agreement.

Response: A discussion of the material terms of the EaglePicher supply agreement has been added under “Description of Business, Our Business Following the Merger, Overview” at page 22.

31.	Discuss the suitability of the equipment and facility in Colorado for conversion to manufacture of bipolar NiMH batteries.

Response: A discussion of the suitability of the equipment and facility in Colorado for conversion to manufacture of bipolar NiMH batteries has been added under “Description of Business, Our Business Following the Merger, Overview” at page 22.

32.	Discuss the licenses you acquired from Eagle Picher.

Response: The technology license acquired from EaglePicher is discussed under “Description of Business, Our Business Following the Merger, Overview” starting at page 22.

33.	It is not clear why you have listed prior customers of MEP. Were prior purchases by these customers material? Are these current customers? Do you believe they may become customers again? Is the previously purchased technology still attractive to these entities? Does the acquisition provide any special status relative to these entities, such as pre-qualified vendor? Please revise the disclosure to explain.

Response: The disclosure has been revised accordingly under “Description of Business, Our Business Following the Merger, Overview” at pages 22 and 23.

Securities and Exchange Commission	February 17, 2005

34.	Please summarize the government research contract by dollar value and the expected earned revenue in future fiscal year operating periods.

Response: The following contracts are in progress as of September 30, 2004:

Contract Party	Contract Number	Term	Funded Amount	Expected Earned in future fiscal year operating periods	Project Description
Air Force-Mantech	F33615-03-C-5503	5/15/03-9/15/05	2,565,931	1,248,355	R&D of Bipolar Wafer Cell Ni-MH Aircraft Battery
Sandia National Laboratories	316031	6/28/04-2/15/05	735,666	481,412	NiMH Development
NAVY-STTR	N00014-04-M-0287	7/1/04-2/1/05	30,000	39,978	Extremely Power Dense NiMH Energy Storage System
NAVY-SBIR	N00167-04-C-0043	6/30/04-12/30/04	69,943	46,628	Extremely Power Dense NiMH Energy Storage System
US Army CECOM	W15P7T-04-C-K214	3/31/04-4/07/05	888,788	471,966	R&D of Bipolar Wafer Electrochemical System
US Army Mantech	DAAB07-03-C-C212	4/30/03-1/31/05	788,104	59,155	Dev of Bipolar Wafer NiMH Electrochemical System

			5,078,432	2,347,494

35.	Please revise to address the potential that others may develop similar or superior battery technologies that erode any competitive advantage you presently believe you enjoy. For example, are you aware of others developing similar technologies, through government-sponsored research or otherwise?

Response: The requested revision has been provided under “Description of Business, Our Business Following the Merger, Competitive Comparison and Competitors” at the last paragraph on page 38.

The Battery Market – Page 18

36.	In the table "World Battery Market" it is unclear what the first three ([SLL], Primary and Consular) market categories are intended to represent. Please revise to clarify. Throughout the business section, where you include industry and product data, provide supplemental support for the data, clearly marking the relevant sections to support the disclosure. We may have further comments.

Response: The prospectus has been revised to eliminate the original World Battery Market table and replace it with a new table (World Battery Demand by Market) extracted from an industry research report prepared by The Freedonia Group, Inc. (“Freedonia”) under “Description of Business, Our Business Following the Merger, The Battery Market” at page 26. Freedonia has consented to the use by the company of this and other information contained in the report and has consented to the use of its name in the company’s filings. Portions of the report prepared by Freedonia have been used by the company throughout the business section, as indicated.

37.	Please identify the source of the data presented in the table Electro Energy Projected Markets in 2008. Explain in reasonable detail the bases for these projections.

Response: The data presented in the table Electro Energy Projected Markets in 2008 is based upon and has been formulated by the company from management’s internal analysis of industry data, including data provided in the Freedonia report, submitted supplementally herewith. A disclosure to this effect has been added to the table under “Description of Business, Our Business Following the Merger, The Battery Market” at page 28.

Securities and Exchange Commission	February 17, 2005

38.	In the Price and Performance Comparison table please revise to:

•	Correct missing “-“ characters
•	Define “Principal Balance-Acid,” “Ni-Zn,” and “Li-Ion”

Response: The requested revisions have been made to the Price and Performance Comparison table in the section entitled “The Battery Market” under “Description of Business, Our Business Following the Merger” at page 29.

Established High Performance Markets – Page 19

39.	Please explain why you present data from 2001 rather than more recent information. Do you believe this is reasonably representative of current circumstances?

Response: The data has been updated to 2003 information based on the Freedonia report, furnished supplementally herewith.

40.	In connection with the table Projected Battery Market Share by Chemistry please revise to explain the bases for your projected market share. Explain how a variety of uncertainties, such as production limits, market adoption of your technology, establishing distribution channels, improved performance of competing products, etc., could significantly impact these projections.

Response: Revision has been made to the Projected Battery Market Share by Chemistry table at “Description of Business, Our Business Following the Merger, Established High Performance Markets,” page 29, to indicate that the projected market share provided in the table is based on management’s analysis and estimates of the market share that the company can achieve. Additionally, revision has been made at “Description of Business, Our Business Following the Merger, Established High Performance Markets,” page 30, to specify that, with respect to established high performance markets, improved performance of competing products could impact the company’s projections.

41.	Supplementally furnish the Santa Clara Group forecast and any reports prepared by other parties named in the registration statement. Confirm that Santa Clara and other named parties have consented to being named in this filing.

Response: Reference to the Santa Clara Group has been eliminated as the company has obtained more recent industry information from Freedonia. The prospectus has been revised to eliminate (with the exception of Freedonia) reference to other industry research groups as well. Freedonia has consented to being named in this filing.

Securities and Exchange Commission	February 17, 2005

Specialty High Performance Markets – Page 20

42.	Please explain the terms "part 135 and 91 aircraft," "UPS systems," and "OEM5."

Response: The appropriate revisions have been made to explain the above-referenced terms at “Description of Business, Our Business Following the Merger, Specialty High Performance Markets” at page 30.

Director, Executive Officers, Promoters and Control Persons – Page 29

43.	Please revise each person's business experience description to clarify his or her position(s) specifically during the most recent 5 years. In several instances it is not clear from the description given.

Response: Appropriate revision has been made to clarify the 5 year business experience of the directors, officers and control persons at “Directors, Executive Officers, Promoters and Control Persons,” pages 42-43.

Executive Compensation – Page 31

44.	Update the executive compensation information throughout this section to include your most recently completed fiscal year.

        Response: The Summary Compensation Table on page 44 has been revised to add the most recent information.

Certain Relationships – Page 33

45.	Quantify the amounts guaranteed by each of the two officers. If material, disclose any compensation received by them for extending the guarantees. Disclose any plans to release them from their guarantees.

Response: “Certain Relationships and Related Transactions” at page 46 has been revised in accordance with this Comment.

Selling Security Holders – Page 35

46.	Please identify the natural person beneficial owner(s) of each non-public entity.

Response: It is respectfully submitted that Item 507 of Regulation S-B does not appear to require the disclosure of the identities of the natural person beneficial owners of each non-public entity that is a selling security holder. Furthermore, Regulation D does not require this information and, as such, the company did not obtain it in the course of issuing the securities to be registered pursuant to the company’s registration statement in its private placement. Finally, the investors in question may not wish to disclose such information and we believe that they are under no legal obligation to provide it to us. Accordingly, we respectfully submit that it is unduly burdensome and unfeasible to determine and disclose this information as the company is not in possession of such information.

Securities and Exchange Commission	February 17, 2005

47.	Please advise which selling security holders are broker-dealers or affiliates of broker-dealers. We may have further comment.

Response: The company is not in possession of this information. The company is, however, seeking to obtain this information and will provide the Commission with this information when it becomes available, which we anticipate will occur prior to February 28, 2005.

Description of Securities – Page 39

48.	It is unclear whether any of the shares subject to the lock-up agreement are registered in this offering. Please advise.

Response: Revision has been made under “Description of Securities, Common Stock,” at page 53, to clarify that no shares subject to the lock-up agreements are being registered in this offering.

Financial Statements

49.	Please update the filing when required by Item 310(g) of Regulation S-B. Please also note the requirements of Item 310(g)(2) to the Regulation. That item may require accelerated updating in any amendment filed after February 14, 2005.

Response: The appropriate updates will be made when required and when available.

Consolidated Balance Sheets – Page F-2

50.	Confirm supplementally that the item "accounts receivable" contains only trade receivables from the sales of goods and services. If the item contains other types of receivables, supplementally describe and quantify those items. Unless the amounts involved are not significant, please also make footnote disclosure about the nature of any non-trade receivables included in this caption.

Response: The item “accounts receivable” on the condensed consolidated balance sheets for the years ended December 31, 2003 and 2002 contain only trade receivables from the sales of goods and services.

Consolidated Statements of Operations – Page F-4

51.	We see that your technology is under development. Tell us why there is no research and development expense in 2003. Please explain supplementally and clarify in the filing.

Response: Certain research and development services contracts with the government and its agencies have some association with advancing the specific technology the company has developed. Revenues are recognized for these services when rendered.

However, no internally funded research and development (“R&D”) expenses were incurred during 2003. The nature of the R&D expenses in prior years related to certain cost sharing arrangements. Certain research and development contracts require the company to subsidize research and development efforts outside the scope of the contract. The company has the obligation to fulfill the cost sharing arrangement alone or obtain partners willing to help subsidize the cost. Any cost the company does not obtain a partner to share is recorded as research and development expense. These expenses are not recoverable under ordinary research and development contracts and are expenses incurred by the company to advance technological research.

Securities and Exchange Commission	February 17, 2005

The nature of the R&D expenses in 2004 relate to a milestone contract from a venture capital firm for research of certain battery technologies.

The filing has been revised for clarification at “MD&A, Three and Nine Months Ended September 30, 2004 and 2003” (beginning on page 13) and at “Year Ended December 31, 2003 Compared to Year Ended December 31, 2002” (page 18) under the headings “Research and Development Expenses.”

52.	Since you are the accounting acquirer in the reverse merger you should present earnings per share on the face of the statement of operations for all periods. Please note that weighted average shares should reflect the impact of the reverse merger.

Response: The appropriate revisions have been made throughout.

Note 1. The Company – Page F-8

53.	Please expand to provide a more specific description of the products produced by the Colorado Springs business. That is, more specifically describe the "commercially viable products" produced by that business.

Response: Revision has been made at Note 1, “The Company - Nature of Business” at page F-8, to expand to provide the products produced by the Colorado Springs business.

Note 2. Summary of Significant Accounting Policies

54.	Please tell us supplementally whether you provide a warranty for your products. If so, please disclose your accounting policy and here, or in another Note. Please also present all disclosures necessary under FIN 45. If you believe that disclosure is not necessary, explain supplementally.

Response: The company has a warranty obligation for certain products with certain terms outlined in its supply agreement with EaglePicher Technologies, LLC (“EaglePicher”). The supply agreement sets forth terms and conditions upon which the company shall supply products to EaglePicher for a period of five years. The company accepts purchase orders for products with quoted lead-times and delivers the products ordered to EaglePicher. EaglePicher has a ten day inspection period, yet has never rejected a delivery or returned any products to the company. As a result, the company has not recorded a warranty liability based upon its historical experience in this connection.

Securities and Exchange Commission	February 17, 2005

- Inventory – Page F-9

55.	Please expand to describe how you identify and account for inventory impairment. Also supplementally describe your policies and practices. Show us that your practices are SAB Topic 5-BB compliant.

Response: Revision has been made at Note 2, “Summary of Significant Accounting Policies,” on page F-8, to add the disclosure requested.

- Revenue Recognition and Significant Customers – Page F-9

56.	With respect to research and development services, please expand to make more and detailed and specific disclosure about your revenue practices. Clarify what you mean when you state that revenue is recognized "as the work is performed." What factors do you consider in concluding that contracted work has been appropriately completed in recognizing revenue? For example, are there milestones? How do you identify and account for contract losses? Are there timing differences between billings and revenues? If so, how do you account for and present such differences? Contract accounting, especially government contract accounting, can be complex and this disclosure is too brief.

Response: The financial statements have been appropriately revised at Note 2, “Summary of Significant Accounting Policies - Revenue Recognition and Significant Customers” on page F-9 and at Note 2, “Summary of Significant Accounting Policies - Revenue Recognition and Significant Customers” on page F-27.

Supplementally, please also refer to the changes made to “MD&A, Results of Operations” for both the “Three and Nine Months Ended September 30, 2004 and 2003” (beginning on page 11) and the “Year Ended December 31, 2003 Compared to Year Ended December 31, 2002” (beginning on page 17).

57.	As a related matter, tell us more about the underlying contracts during 2003 and 2004. For significant contracts, tell us how much revenue was recognized in 2003 and 2004 and describe the principal terms, requirements and deliverables for each significant arrangement. With respect to these arrangements show us that your revenue practices are appropriate under SAB Topic 13 and the government contract audit guide. To the extent that key terms and provision vary, your response should be contract specific.

Response: The financial statements have been appropriately revised at Note 2, “Summary of Significant Accounting Policies - Revenue Recognition and Significant Customers” on page F-9 and at Note 2, “Summary of Significant Accounting Policies - Revenue Recognition and Significant Customers” on page F-27.

Supplementally, please also refer to the changes made to “MD&A, Results of Operations” for both the “Three and Nine Months Ended September 30, 2004 and 2003” (beginning on page 11) and the “Year Ended December 31, 2003 Compared to Year Ended December 31, 2002” (beginning on page 17).

58.	Please expand to clarify how product revenue recognized "at shipment" meets the criteria for revenue recognition in Topic 13 of the Staff Accounting Bulletins. That expanded disclosure should explain how you apply the requirements of the SAB. A generic recitation of the general factors cited in the SAB is not sufficient.

Securities and Exchange Commission	February 17, 2005

Response: Please refer to response to Comment 56.

59.	In a supplemental narrative describe the principal terms of the product supply arrangement with Eagle Picher. Also, provide us a copy of the agreement(s) and any related documents outlining the terms and conditions of these sales. The supplemental narrative should show us that your accounting practices for this revenue are appropriate. That is, show us that it is appropriate to recognize this revenue at shipment. Refer to SAB Topic 13 for guidance in preparing your response.

Response: The supply agreement sets forth terms and conditions upon which the company shall supply products to EaglePicher Technologies, LLC (“EaglePicher”) for a period of five years. The company accepts purchase orders for products with quoted lead-times and delivers the products ordered to EaglePicher. EaglePicher has a ten day inspection period, though it should be noted that, to date, it has never rejected a delivery or returned any products to the company. As a result, the company recognizes revenue in accordance with its revenue recognition procedures when product delivery has been made. A copy of the supply agreement has been furnished as an integral part of the response to this comment (see Exhibit 10.12, attached as an exhibit to the company’s pre-effective amendment to its registration statement filed as of the date hereof).

60.	We see you report Net Revenue in the statements of operations. Please disclose what revenue is "net" of. Also provide a supplemental description of any significant items.

Response: Please refer to response to Comment 56.

- Depreciation and Amortization – Page F-9

61.	Please expand to identify the accelerated method in use. If not otherwise apparent, clarify the pattern of depreciation under that method. If you are using a tax method, explain to us why that method and its related statutory lives are appropriate for financial reporting purposes.

Response: The financial statements have been revised at Note 2, “Summary of Significant Accounting Policies - Depreciation and Amortization” on page F-9.

- Stock-Based Compensation – Page F-10

62.	Here or in Note 7, please identify which option-pricing model you have used for pricing options at fair value. Clarify if the model or assumptions are different for your warrants.

Response: The financial statements have been revised at Note 2, “Summary of Significant Accounting Policies - Stock-Based Compensation” on page F-10.

Securities and Exchange Commission	February 17, 2005

Note 6. Long-term Debt – Page F-13

63.	Tell us how you selected the 5% discount rate applied to the Eagle Picher note. Show us that the rate and your considerations are consistent with the guidance from APB 21. Between here and Note 8, we see that the majority of your borrowings bear interest at 10%. Why should the discount rate not be higher?

Response: As of December 31, 2003, the company had borrowings bearing interest as follows: bank line of credit with an interest rate of 5%, note payable CII with interest rates of 2% for the first four years and interest rates of 10% thereafter which equate to an effective interest rate of approximately 5.2%, other notes payable with interest rates ranging from 5.2% to 9% and convertible notes payable to stockholders with interest rates of 10%.

In accordance with APB paragraph 13, our position was that the rate used for valuation purposes was equal to the rate at which the company could obtain financing of a similar nature from other sources at the date of the transaction. The objective was to approximate the rate that would have resulted if an independent borrower and an independent lender had negotiated a similar transaction under comparable terms and conditions. Our position was that the company’s average borrowing would not be materially different from the 5% used. Also, an independent financing agreement in effect at the time was the line of credit with Fleet bank, which had an interest rate of 5% as of December 31, 2003.

64.	With respect to the CII debt, tell us how you applied the requirements of EITF 86-15. Please also make clarifying disclosure and disclose the effective rate of interest for each borrowing where materially different from the stated rate.

Response: In accordance with EITF 86-15: “Increasing-Rate Debt”, recalculating interest expense using the interest method would result in an understatement of interest expense of approximately $500 for the year ended December 31, 2002 an overstatement of interest expense of approximately $7,000 for the year ended December 31, 2003 and an overstatement of interest expense of approximately $7,500 for the nine months ended September 30, 2004 with a net overstatement of expense for the 33 month period of approximately $14,000. We believe that this difference is immaterial for all periods presented. We will, however, utilize the interest method in future filings.

Appropriate revisions have been made to the financial statements in accordance with this Comment.

Note 7. Shareholders’ Deficiency – Page F-14

65.	With respect to the 240,000 warrants, please expand to identify the valuation model and to disclose the related assumptions. You should also expand Note 11 to disclose the effective rate of interest for the related borrowings.

Response: The financial statements have been revised at Note 7, “Stockholders’ Deficiency - Warrants” on page F-10 to identify the valuation model and to disclose the assumptions related to the warrants. Note 11, “Related Parties - Notes Payable,” at page F-17, has also been revised to disclose the effective rate of interest for the related borrowings.

Securities and Exchange Commission	February 17, 2005

Note 8. Acquisition – Page F-16

66.	We see that the MEP acquisition was significant under the computational rules set forth in Item 310(c) to Regulation S-B. Please expand to provide audited financial statements for the acquired business for the periods required under that Item.

Response: Due to unanticipated delay beyond the control of the company, the company is currently completing the audit of the acquired business and, accordingly, the audited financial statements for the acquired business are not yet available. The company intends to file a pre-effective amendment to the registration statement to add the audited financial statements of the acquired business when they are available. The company anticipates that such audited financial statements will be available on or before March 15, 2005.

67.	We see that acquisition expenses (totaling nearly $159,000) are unusually material to the purchase price. In a supplemental schedule show us the components of these costs. Identify the parties involved and, where not apparent, describe the nature of the related service/product obtained. Show us that the amounts captured as acquisition costs are appropriate under FAS 141.

Response: The expenses incurred of $158,903 related to the acquisition were primarily for legal services from Pryor Cashman Sherman & Flynn. The components of these costs included the following:

Pryor, Cashman, Sherman & Flynn:
Negotiation and drafting of Asset Purchase Agreement, License Agreement, Supply Agreement, and Lease	$38,336
General counsel concerning acquisition of EaglePicher Technologies, LLC business segment	111,704

150,040
Lawrence P. Schnapf, Esq.:
Review of Groundwater Remediation Permit, Discharge permit, and related environmental considerations	8,863

$158,903

These out-of-pocket expenses directly related to the acquisition and, as a result were allocated to the assets acquired in accordance with the requirements of Paragraph 24 of FAS 141. We believe the services rendered and their relative cost are fair for the transaction. The expenses seem unusually material to the purchase price. The reason for this is that although the size of the business acquired was small the entity it was purchased from was an extremely large enterprise and due to the bureaucratic nature of large organizations it caused the company an excessive amount of professional fees to execute the transaction."

Securities and Exchange Commission	February 17, 2005

68.	We see that you assumed an obligation to operate a ground water remediation effort. Tell us about the terms and conditions of this obligation and the period of performance. Tell us how this obligation was valued in purchase accounting. Describe the evidence you considered in determining the accounting and show us that you've appropriately applied the requirements of FAS 141. Also make detailed and specific footnote disclosure about this obligation. Significant environmental matters should also be described in MD&A. For further guidance about environmental matters and related disclosures refer to SAB Topic 5-Y.

Response: The company entered into a five year agreement with EaglePicher Technologies, LLC (“EaglePicher”) on October 1, 2003 whereby the company agreed to perform certain water treatment remediation services in exchange for a monthly fee in order to assist EaglePicher in complying with its obligations under certain government orders and permits. EaglePicher leases to the company the real property where the water treatment remediation services are being performed. The company agreed to collect and analyze, and record the results of, water samples its staff takes from batch tanks associated with the groundwater treatment system. EaglePicher remains the owner of the equipment and other assets of EaglePicher located at the real property used primarily in connection with the Groundwater Treatment System pursuant to the existing Groundwater Remediation Permit, and continues to be the “Permittee” with respect to the Groundwater Discharge Permit. EaglePicher authorizes the company to use the above-referenced assets and equipment, to the extent necessary to perform the services. Further, the agreement contains certain indemnification clauses. Either party may terminate the agreement by providing written notice to the other party at least thirty days prior to termination.

The company did not value this agreement as part of applying the requirements of FAS 141 in determining the accounting. The environmental obligations are those of EaglePicher, not of the company.

69.	We see that you also acquired a supply agreement, a technology license and a sublease. We don't see any purchase allocation for these items. In a supplemental analysis tell us how your purchase allocation considers these items and why that allocation is appropriate under FAS 141. With respect to these items, show us how you interpreted and applied the literature.

Response: Purchase allocations in the amounts of zero (0) were made for the supply agreement, technology license, and sublease as these items were determined not to have positive future net cash flow.

70.	Please disclose how you determined the fair values of the assets acquired and liabilities assumed. You should not attribute those valuations to an appraisal unless you identify the expert and include their consent in any amended filing. Regardless, your disclosures should describe how fair values were determined.

Response: The financial statements have been revised at Note 8, “Acquisition” on page F-16 to provide the requested disclosure.

Securities and Exchange Commission	February 17, 2005

Interim Financial Statements

Consolidated Balance Sheets – Page F-20

71.	We see the more than $350,000 increase in prepaid expenses from December 2003 to September 2004. Supplementally identify and describe the factors responsible for this significant variance.

Response: In June 2004, the company made certain prepayments for Directors’ and Officers’ Liability and Fiduciary Liability insurance policies for $87,000 and established an investor relations fund for $250,000 managed by a third party consulting firm. The company expects to amortize these prepayments over applicable benefit periods, however, these prepayments are refundable to the company upon termination of the insurance policies or consulting arrangement.

72.	With respect to the preferred shares issued in the private placement, supplementally describe any circumstances where you could be required to redeem those shares. For instance, preferred shares are often redeemable at the option of the holder upon a change in control or upon a material change in an entity's business. Provide us a supplemental copy of the preferred stock agreement, including any related agreements addressing the terms and conditions of those shares.

Response: There are no circumstances under which the company could be required to redeem the series A preferred shares. A copy of the Articles of Amendment Designating Series A Convertible Preferred Stock of the company is supplementally provided herewith.

73.	As a related matter, supplementally and in detail, describe your consideration of the classification requirements of EITF Topic D-98 and FAS 150. Provide an analysis of the literature and terms of securities to support that the classification of these securities as equity complies with GAAP.

Response: We have determined that our series A preferred stock is not within the scope of Statement No. 150 as there is no unconditional obligation to redeem the shares by transferring assets at a specified or determinable date or upon an event certain to occur.

Holders of series A convertible preferred stock are entitled to customary anti-dilution protection in the event of a consolidation, merger or sale of the company and in event of common stock dividends, subdivisions, combinations or the like. Additionally, in the event that the company issues any shares of common stock in a private placement for cash consideration at a price less than $2.50 per share, holders of series A convertible preferred stock will receive “full-ratchet” anti-dilution protection with respect to those shares. Notwithstanding the foregoing, shares of common stock issued in connection with acquisitions, mergers or strategic alliances at a deemed value of $1.50 per share or greater will not trigger an anti-dilution adjustment. Further, private placements that result in aggregate gross proceeds to the company of $250,000 or less at prices less than $2.50 per share, but not below $1.50 per share, will not trigger an anti-dilution adjustment, provided such placements are limited to one in any 12-month period. There are no redemption or sinking fund provisions applicable to the series A convertible preferred stock.

Securities and Exchange Commission	February 17, 2005

Each holder of record of shares of series A convertible preferred stock has the right to convert all or any part of such holder’s shares initially into 400 shares of common stock of the company, without any further payment therefor, subject to adjustment upon the terms of the Certificate of Designation.

Note 2. Significant Accounting Policies – Page F-26

74.	Under Stock-Based Compensation, please expand to clarify why you changed from the minimum value method to the fair value method. Also clarify how the computations are different. Non-accountants will likely be unfamiliar with reasons for the change and the differences between the methods.

Response: Note 2, “Summary of Significant Accounting Policies - Stock-Based Compensation” has been revised at page F-26 to provide the requested clarification.

Note 6. Long-Term Debt – Page F-30

75.	We see that CII has waived its rights only through February 2005. Tell us how you have classified this debt as of September 30, 2004. Sine the waiver only extends into February 2005, if the debt is not classified as current, support in GAAP that classification as long-term is appropriate.

Response: As of September 30, 2004, negotiations were in progress to refinance the amounts outstanding with Connecticut Innovations, Inc. (“CII”). CII waived its rights to any collection actions, remedies, fees and expenses resulting from events of default through February 12, 2005. The waiver further included a provision whereby CII agreed to continue to follow the same principal and interest amortization schedules in place.

Although CII’s waiver extended through February 2005, the agreement with CII was to sign the refinancing agreement no later than December 31, 2004. As of September 30, 2004, the company had the ability to pay its debt with CII. Nonetheless, the company determined that it would be more advantageous to the company to refinance the debt. As a result, the company conservatively recorded the current maturities of long term debt, accrued interest payable, and long term debt, net of current maturities in accordance with the principal and interest amortization schedules in place.

On December 28, 2004, the Company refinanced its debt with CII into a new note payable in the amount of $183,579. The note payable has a three-year term with principal payments of $61,193 plus applicable interest at a fixed rate of 5% to be made annually on December 31st.

Securities and Exchange Commission	February 17, 2005

Note 7. Stockholders’ Equity

- Preferred Stock – Page F-31

76.	Please disclose how you measured the fair value attributed to the common shares issued for the EEI Series A preferred stock.

Response: Note 7, “Stockholders’ Equity - Preferred Stock” has been revised at page F-31 to make the applicable disclosure.

- Private Placement – Page F-32

77.	In a supplemental response, show us how you measured the beneficial conversion feature attributed to the private placement. Show us that your method conforms to the requirements of EITF 98-5 and EITF 00-27. In light of the significance of the amount involved, you should also make some disclosure about how the amount was measured.

Response: Note 7, “Stockholders’ Equity - Private Placement” has been revised at page F-32 to disclose how the beneficial conversion feature was measured and how it conforms with EITF 98-5 and EITF 00-27. In connection with this Comment, please also refer to the attached spreadsheet entitled “Electro Energy, Inc. - Private Placement - Calculation of Beneficial Conversion Feature.”

- Stock Options – Page F-32

78.	With respect to the deferred compensation recorded in 2004, please expand to disclose the amortization method and period. In a supplemental response, tell us the date(s) of grant and show us that the $1.6 million was appropriately measured under the provisions of APB 25.

Response: Note 7, “Stockholders’ Equity - Stock Options” has been revised at page F-32 to disclose the amortization method and period.

Securities and Exchange Commission	February 17, 2005

With respect to the deferred compensation recorded in 2004, the dates of grants of stock options were January 1, 2004 and June 7, 2004. The deferred compensation was measured by multiplying the number of stock options issued by the difference between the market price of the common stock on the date of the reverse merger and the exercise price of the stock options. The calculation was as follows:

Options Granted:
Jan 1 2004	Stock Price June 10 2004	3.52
	Post Split Strike Price	1.16

	Intrinsic value each	2.36
	# Options	610,245

	Intrinsic value option group	1,440,178

June 7 2004	Stock Price June 10 2004	3.52
	Strike Price	2

	Intrinsic value each	1.52
	# Options	100,000

	Intrinsic value option group	152,000

	Total Value of Deferred Compensation	1,592,178

Accounting Firm Consent – Exhibit 23

79.	Please include a currently dated accountants' consent in any amendment.

Response: A currently dated accountants’ consent has been provided in this amendment.

Exhibits

80.	Please file all material contracts regarding the acquisition of MEP and other agreements with Eagle Picher.

Response: Material contracts regarding the acquisition of MEP and other agreements with EaglePicher have been added as exhibits to the company’s pre-effective amendment to the registration statement filed as of the date hereof (see Exhibits 10.10 through 10.17).

81.	Please revise Exhibit 5.1 to specify the state of incorporation (Florida). Also, in view of the first paragraph on page 2 of the opinion, please note that you will need to file an updated opinion on the date the registrant expects to have the registration statement declared effective.

Response: Please note that the company’s state of incorporation is specified in paragraph 1 of Exhibit 5.1. Please also note that we have filed an updated legal opinion of Lev & Berlin, P.C. as an exhibit to the company’s pre-effective amendment to the registration statement filed as of the date hereof which eliminates the first paragraph on page 2 of the opinion.

Securities and Exchange Commission	February 17, 2005

Signatures

82.	Please revise to specifically identify the controller or chief accounting officer.

Response: The appropriate revision has been made to the “Signatures” section to identify Audra J. Mace as the principal accounting officer of the company.

Comment 77 supplemental response

Electro Energy, October 25, Inc.
2004 Private Placement
Calculation of Beneficial Conversion Feature
Q3 2004
Prepared by: A Mace

						Warrants			Relative Value Allocation			Beneficial Conversion Feature

	Closing Stock Price	Units Issued	Gross Proceeds	Series A Convertible Preferred Stock	Series A Convertible Into Common	Amount	Exercise Price	Black Scholes Value	Preferred	Warrants	Total	Value of Underlying Common	Relative Value of Preferred	Preferred Stock Dividend

06/07/04	$3.52	3,001	3,001,000	3,001	1,200,400	600,200	$2.50	1,628,728	1,945,255	1,055,745	3,001,000	4,225,408	1,945,255	1,945,255
06/30/04	$5.38	1,634	1,634,000	1,634	653,600	326,800	$2.50	1,440,341	868,464	765,536	1,634,000	3,516,368	868,464	868,464
07/15/04	$5.05	866	866,000	866	346,400	173,200	$2.50	707,899	476,496	389,504	866,000	1,749,320	476,496	476,496
		5,501	5,501,000	5,501	2,200,400	1,100,200		3,776,968	3,290,215	2,210,785	5,501,000	9,491,096	3,290,215	3,290,215

Please note: Beneficial conversion feature is limited to the value allocated to the convertible instrument.
In the case, the BCF amounted to:	6,200,881
It was limited to the allocation of the preferred stock of:	3,290,215